Exhibit 3

Purchase Proposal Summary

The following summary describes the principal terms of a proposed offer to Provectus Biopharmaceuticals, Inc. (the “Company”) by a group of investors (the “Investors”) to purchase the securities of the Company described below.

Securities to be purchased from the Company	A minimum of 80 and a maximum of 200 units (“Units”), each Unit consisting of one share of Series D Preferred Stock (the “Series D Stock”) and 1.1 million shares of common stock (the “Common Stock”).

Total Purchase Price	A minimum of $8 million and maximum of $20 million.

Purchase Price	$100,000 per Unit.

Series D Stock

Dividends. The holders of Series D Stock will be entitled to receive cumulative cash dividends, out of any funds legally available for the declaration of dividends, at the rate per share of seven and a half percent (7.5%) per annum of the Minimum Liquidation Preference. Quarterly dividends will be cumulative and will be compounded quarterly. No holder of Common Stock or any other class or series of stock of the Company may receive any dividends or liquidation distributions until the holders of the Series D Stock receive the full dividends to which they are entitled. The Company may, at its option, pay any dividends that are required to be paid on or before March 31, 2019 with Common Stock, valued at its volume weighted average trading price during the ten trading days ending with the last trading day before the day on which the dividend is due to be paid (or if information about the volume weighted average trading price of the Common Stock is not available, valued at the average of the high and low reported trading prices on each of those ten trading days).

Liquidation Preference. Each share of Series D Stock will entitle the holder to receive on liquidation of the Company the greater of (a) $100,000 (the “Minimum Liquidation Preference”), or (b) one tenth of one percent (0.1%) of the total sum distributed as liquidation distributions to all holders of all classes of stock of the Company. No holder of Common Stock or any other class or series of stock of the Company that is junior to the Series D Stock may receive any liquidation distributions until the holders of the Series D Stock receive the full liquidation distributions to which they are entitled.

Non-Conversion. The Series D Stock will not be convertible into shares of Common Stock.

Revenue Sharing Payments. On a semi-annual basis, each share of Series D Stock will be entitled to receive payments equal to one tenth of one percent (0.1%) of the following sums received by the Company or its stockholders:

(i)     Net Licensing Proceeds and Net Sales Proceeds;

(ii)    Proceeds (net of directly related professional, consulting, banking and other fees and expenses) received by the Company as a result of (x) a sale of all or substantially all of the Company’s assets or (y) any sale, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of any intellectual property relating to PV-10 or PH-10;

(iii)  Proceeds received by the Company’s stockholders (including the holders of the Common Stock and the holders of the Series B Preferred Stock) as a result of a merger, consolidation or similar transaction, or as a result of a tender offer, exchange offer or other transaction as a result of which a person or group becomes the beneficial owner of more than 25% of the outstanding Common Stock; and

(iv)   Proceeds, net of selling costs, of sales by the Company or any subsidiary of any class or series of its stock.

“Net Licensing Proceeds” means all royalties, license fees and other payments received by the Company for the right to use Intellectual Property related to PV-10 or PH-10 or otherwise related to the sale or use of PV-10 or PH-10, net of any royalties, license fees and other payments required to be paid by the Company to any other person with regard to the transactions that resulted in the payments to the Company. “Net Sale Proceeds” means all sums received by the Company as a result of sales or other dispositions of PV-10 or PH-10 or products incorporating PV-10 or PH-10, minus costs of goods sold, reasonable selling costs, and any sums withheld by purchasers to pay taxes or other charges related to specific sales.

If the proceeds received by the Company or its stockholders in a transaction described in any of clauses (i) through (iv) are cash or freely tradable securities for which there is a liquid trading market (“freely tradable liquid securities”), the Company will make the resulting Revenue Sharing Payments in cash or by distributing the applicable portion of the freely tradable liquid securities. If the proceeds received by the Company or its stockholders in a transaction described in any of clauses (i) through (iv) are assets other than cash or freely tradable liquid securities, the Company will make the resulting Revenue Sharing Payments in cash in an amount equal to the fair value of the assets received by the Company or its stockholders.

The Revenue Sharing Payments and liquidation distributions received by the holders of Series D Stock will not exceed $1,100,000 per share of Series D Stock. When a holder of a share of Series D Stock has received Revenue Sharing Payments and liquidation distributions totaling $1,100,000 with regard to that share, the Series D share will automatically be cancelled and the holder thereof will no longer be entitled to receive any Revenue Sharing Payments, liquidation distributions or dividends with regard to it.

Revenue Sharing calculations shall be made semi-annually for the periods of January 1 through June 30 and July 1 through December 31, with actual payments made on or before July 31 and January 31, respectively. The Company will not be required to make a full or partial Revenue Sharing Payment, if the effect of such payment will be to reduce cash on hand as at June 30 or December 31, respectively, below $2.5 million. In the event funds are not sufficient to pay the full amount or any portion of a Revenue Sharing Payment that may be due, the unpaid Revenue Sharing Payment amount (the “Revenue Sharing Deficiency”) shall be recorded as a liability on the Company’s balance sheet and shall accrue interest at the rate of 7.5% per annum, compounded quarterly, until payment has been made. At such time as cash on hand is sufficient to pay all or a portion of the Revenue Sharing Deficiency without reducing cash on hand below $2.5 million, calculated at the end of the most recently ended quarter, the Company shall pay off all or the applicable portion of the Revenue Sharing Deficiency. Revenue Sharing Deficiency amounts shall take priority in payment over current Revenue Sharing Payments, and current Revenue Sharing Payments that are not made because funds were applied to Revenue Sharing Deficiencies will themselves become Revenue Sharing Deficiencies. No dividends shall be paid or liquidation distributions made with regard to any class or series of stock of the Company as long as there is any Revenue Sharing Deficiency.

Voting Rights. The holders of the Series D Stock will have no voting rights, except (i) as required by law, (ii) the right to elect two Series D Directors as set forth below under “Board Composition and Meetings,” (iii) the right to elect a majority of the directors (including the Series D Directors) at any time when dividends for eight calendar quarters (whether or not consecutive) remain unpaid or there has been a Revenue Sharing Deficiency for eight consecutive calendar quarters, and (iv) the right to vote on any of the matters described under “Protective Provisions.

Protective Provisions. In addition to any other vote or approval required under the Company’s Certificate of Incorporation or By-laws, the Company will not, without the affirmative vote of the holders of a majority of the outstanding Series D Stock, either directly or indirectly by agreement, merger, consolidation, or otherwise:

(i)          make an amendment to the Company’s certificate of incorporation, bylaws or Series D Stock Certificate of Designations that directly or indirectly affects the powers, preferences or rights of the Series D Stock

(ii)        liquidate, dissolve or wind-up the business and affairs of the Company, or adopt a plan or enter into an agreement to do any of the foregoing;

(iii)       create or authorize the creation of, or issue or obligate itself to issue, equity securities having rights, preferences or privileges senior to or on parity with the Series D Stock, or securities that are convertible into or exercisable for any such equity securities, or increase the authorized number of shares of Series D Stock or of any other class or series of capital stock unless it ranks junior to the Series D Stock as to dividends and liquidation distributions;

(iv)       reclassify, alter or amend any existing security that is junior to or on parity with the Series D Stock, if such reclassification, alteration or amendment would render such other security on a parity with or senior to the Series D Stock;

(v)         purchase or redeem, or pay any dividend on, any capital stock, other than as approved by the Board, including the approval of both of the Series D Directors;

(vi)       dispose of, or create a lien on or other security interest in, any patents, patent applications or other intellectual property relating to, or expected to be used in connection with the production of, PV-10 or PH-10 or any drug used in combination with PV-10 or PH-10; or

(vii)      increase or decrease the size of the Board of Directors, other than as approved by the Board, including the approval of both of the Series D Directors; or

(viii)     change the principal business of the Company, enter new lines of business, or exit the current line of business;

Board Composition and Meetings

The size of the Company’s Board of Directors shall be set at seven, of which (a) no fewer than five shall be independent directors as that term is defined in the rules of the New York Stock Exchange and (b) the holders of Series D Stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors (the “Series D Directors”). The fact that a director is a Series D Director will not cause that director not to be an independent director.

Board of Directors meetings will be held at least on a quarterly basis.

Special Board Approval Items

So long as the holders of Series D Stock are entitled to elect Series D Directors, the Company will not, without Board approval, which approval must include the affirmative vote of at least one Series D Director:

(i)          make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(ii)        make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee incentive plan which is approved by the Board of Directors with the approval of both of the Series D Directors;

(iii)       guarantee any indebtedness, except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(iv)       make any investment that is not consistent with an investment policy approved by the Board;

(v)         adopt an annual budget for the Company and its subsidiaries;

(vi)       incur indebtedness totaling in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business;

(vii)      enter into or be a party to any transaction with any director, officer or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) of any such person except transactions with a director, officer or employee or an associate of one of them resulting in payments to or by the Company in an amount less than $50,000 per year, or transactions made in the ordinary course of business on terms that have been approved by a majority of the members of the Board of Directors, including at least one Series D Director; or

(viii)     sell, assign, license, pledge or encumber material technology or intellectual property, owned by the Company or a subsidiary, other than licenses granted in the ordinary course of business.

Use of Proceeds	To be determined by new management.

Conditions to Closing

•    The Company’s Bylaws will have been amended effective at the time of the Closing, to increase the size of the Board of Directors to seven directors.

•    Designees of the purchasers of the Series D Stock will have been elected, effective as the time of the Closing, to serve as directors of the Company until the next meeting of stockholders held for the purpose of electing directors.

•    All the current officers and directors of the Company will have resigned, effective at the time of the Closing.

•    Investors will purchase Units at the Closing for a minimum of $8 million and will pay for those Units at the Closing.

•    The rights offering (the “Rights Offering”) currently being made by Provectus will have been terminated without any securities being issued or any obligation to issue securities in the future, and all sums paid in connection with the exercise of rights before the Rights Offering terminated will either have been returned to the persons from whom they were received or will be held in escrow and available for return to those persons.

•    The employment contracts of Timothy Scott and Eric Wachter will have been terminated, and they will have entered into short term consulting contacts with Provectus, each on terms approved by the Investors.

•    Eric Wachter will have agreed to exchange the entire principal amount of the Company’s indebtedness under a Convertible Promissory Note dated February 21, 2017, for Units at the rate of $100,000 principal amount per Unit.

•    The Company will have entered into an agreement to register resales of the Common Stock included in the Units under the Securities Act of 1933, as amended, to the extent necessary to enable them to be freely sold beginning a year after the closing of the sale of the Units.